UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ACR GROUP, INC.

(Name of subject company (Issuer))

WATSCO, INC.

COCONUT GROVE HOLDINGS, INC.

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share	00087B 10 1
(Title of classes of securities)	(CUSIP number of common stock)

Barry S. Logan

Senior Vice President and Secretary

Watsco, Inc.

2665 South Bayshore Drive, Suite 901

Coconut Grove, Florida 33133

Telephone: (305) 714-4100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Stephen D. Hope, Esq.

Thomas H. O’Donnell, Jr., Esq.

Moore & Van Allen PLLC

100 N. Tryon Street, Suite 4700

Charlotte, North Carolina 28202

Telephone: (704) 331-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$81,430,414	$2500

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated based on the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of ACR Group, Inc. at a purchase price equal to $6.75 per share and 12,063,765 shares issued and outstanding, as of June 29, 2007, as represented by ACR Group, Inc.

(2)	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.0000307.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Items 1 through 9, and Item 11.

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Watsco, Inc., a Florida corporation (“Watsco”), and Coconut Grove Holdings, Inc., a Texas corporation and a wholly-owned subsidiary of Watsco (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, $0.01 par value per share (the “Shares”), of ACR Group, Inc., a Texas corporation (the “Company”), at a purchase price of $6.75 per Share in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 9, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase, dated July 9, 2007.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of Summary Advertisement as published in the New York Times.
(a)(5)	Press Release issued by Watsco and the Company on July 5, 2007 (incorporated by reference to the Form 8-K filed by Watsco on July 5, 2007).
(c)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated July 3, 2007, among Watsco, the Purchaser and the Company.
(d)(2)	Form of Sale and Support Agreement.
(d)(3)	Confidentiality Agreement, dated June 1, 2005, between Watsco and the Company.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Included in mailing to shareholders of ACR Group, Inc.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

COCONUT GROVE HOLDINGS, INC.

By:	/s/ Barry S. Logan
Name:	Barry S. Logan
Title:	President
Date:	July 9, 2007

WATSCO, INC.

By:	/s/ Barry S. Logan
Name:	Barry S. Logan
Title:	Senior Vice President
Date:	July 9, 2007

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated July 9, 2007.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of Summary Advertisement as published in the New York Times.
(a)(5)	Press Release issued by Watsco and the Company on July 5, 2007 (incorporated by reference to the Form 8-K filed by Watsco on July 5, 2007).
(c)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated July 3, 2007, among Watsco, the Purchaser and the Company.
(d)(2)	Form of Sale and Support Agreement.
(d)(3)	Confidentiality Agreement, dated June 1, 2005, between Watsco and the Company.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Included in mailing to shareholders of ACR Group, Inc.